FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of July 2010
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ___

CGGVeritas Provides its Vessel Utilization
Update for the Second Quarter 2010
and takes Delivery of the
Oceanic Vega Seismic Vessel
PARIS, France — July 8th 2010 — CGGVeritas (ISIN: 0000120164 — NYSE: CGV) provides its vessel utilization and its fleet allocation updates for the second quarter of 2010.
Vessel utilization for the second quarter 2010:
•	The vessel availability rate[1] was 92%. This compares to a 90% availability rate in the first quarter of 2010 and an 89% rate in the second quarter of 2009.

•	The vessel production rate[2] was 92%. This compares to a 92% production rate in the first quarter of 2010 and an 88% rate in the second quarter of 2009.
Fleet allocation update for the second quarter 2010:
During the second quarter of 2010, our 3D vessels were allocated 73% to contract and 27% to multi-client programs.
Delivery of the Oceanic Vega:
CGGVeritas announced today that on July 1st, it took delivery of the Oceanic Vega, a new seismic vessel co-owned with Eidesvik. The Oceanic Vega, the largest and most powerful vessel of its kind in the industry, is an ice-class environmentally friendly Ulstein SX120, with a revolutionary design. It has a maximum towing capacity of 20 streamers and will be initially equipped with 16 Sercel solid Sentinel streamers and Nautilus acoustic positioning and streamer steering devices, making it unrivaled in providing high-end marine services including wide-azimuth and BroadSeis TM acquisition.

[1]	- The vessel availability rate, a metric measuring the structural availability of our vessels to meet demand; this metric is related to the entire fleet, and corresponds to the total vessel time reduced by the sum of the standby time, of the shipyard time and the steaming time (the “available time”), all divided by total vessel time;

[2]	- The vessel production rate, a metric measuring the effective utilization of the vessels once available; this metric is related to the entire fleet, and corresponds to the available time reduced by the operational downtime, all then divided by available time.

About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

SIGNATURES

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date July 8, 2010	By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP Corporate